Exhibit 99.2

ANNUAL SERVICER’S CERTIFICATE

YAMAHA MOTOR CORPORATION, U.S.A.

YAMAHA MOTOR MASTER TRUST

                                The undersigned, duly authorized representative of Yamaha Motor Corporation, U.S.A. (“Yamaha”), as Servicer pursuant to the Amended and Restated Master Pooling and Servicing Agreement, dated as of May 1, 1999 (as amended, the “Pooling and Servicing Agreement”), by and among Yamaha, as Servicer, Yamaha Motor Receivables Corporation, as Transferor (the “Transferor”) and JPMorgan Chase Bank N.A. formerly known as The Chase Manhattan Bank (successor to The Fuji Bank and Trust Company), as trustee (in such capacity the “Trustee”), does hereby certify to the best of his or her knowledge after reasonable investigation that:

1.                             Yamaha is, as of the date hereof, the Servicer under the Pooling and Servicing Agreement.  Effective April 1, 2004 Yamaha and the transferor, changed its year end from March 31 to December 31.  Capitalized terms used in this Certificate have their respective meanings set forth in the Pooling and Servicing Agreement.

2.                             The undersigned is duly authorized pursuant to the Pooling and Servicing Agreement to execute and deliver this certificate to the Trustee.

3.                             This certificate is delivered pursuant to Section 3.5 of the Pooling and Servicing Agreement.

4.                             A review of the activities of the Servicer during the period from April 1, 2004 through December 31, 2004 and of its performance under the Pooling and Servicing Agreement was conducted under my supervision.

5.                             Based on such review, the Servicer has, to the best of my knowledge, fully performed all its obligations under the Pooling and Servicing Agreement throughout such nine month period and no event which, with the giving of notice or passage of time or both, would constitute a Servicer Default has occurred except as set forth in paragraph 6 below.  We do note that during our review we discovered that during the Controlled Accumulation Period and the Rapid Accumulation Period for the Series 1999-1 Certificates (the “1999 Certificates”) certain amounts that should have been deposited in the related Principal Funding Account on a periodic basis were instead deposited in the Collection Account on the Class A and Class B Expected final Payment Dates for the 1999 Certificates.  The 1999 Certificates were paid in full on the Expected Final Payment Dates prior to such discovery.  The deposit of such amounts in the Collection Account in full on the Class A and Class B Expected Final Payment Dates does not result in any change to present or future amounts owed or owing to Certificateholders and is not expected to have a material effect on any party to the transaction.

6.                             The following is a description of each Servicer Default in the performance of the Servicer’s obligations or Early Amortization Event under the provisions of the Pooling and Servicing Agreement known to me to have occurred during the period from April 1, 2004 through December 31, 2004, which sets forth in detail the (i) nature of each such Servicer Default or Early Amortization Event, (ii) the action taken by the Servicer, if any, to remedy each such Servicer Default or Early Amortization Event and (iii) the current status of each such default:  NONE

                                IN WITNESS WHEREOF, the undersigned has duly executed this Certificate this February 28, 2005.

YAMAHA MOTOR CORPORATION, U.S.A.,
as Servicer

By:	/S/
Name:	Russell D. Jura
Title:	Senior Vice President